UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Schedule 13D/A

Under the Securities Exchange Act of 1934

(Amendment No. 2 )*

Information to be Included in Statements Filed Pursuant to Rule 13d-1(a) and
Amendments Thereto Filed Pursuant to Rule 13d-2(a)

WINNER MEDICAL GROUP INC.

(Name of Issuer)

Common Stock, par value $0.001

(Title of Class of Securities)

97476P204

(CUSIP Number)

Jianquan Li

Winner Industrial Park, Bulong Road

Longhua, Shenzhen City, 518109

People’s Republic of China

+(86) 755 2813-8888

With a copy to:

Peter X. Huang

Skadden, Arps, Slate, Meagher & Flom LLP

30th Floor, China World Office 2

No. 1, Jianguomenwai Avenue

Beijing 100004, People’s Republic of China

+(86) 10 6535-5599

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

December 11, 2012

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.	97476P204

1.	NAME OF REPORTING PERSON: Jianquan Li
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

CUSIP No.	97476P204

1.	NAME OF REPORTING PERSON: Ping Tse
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☒ (b) ☐
3.	SEC USE ONLY
4.	SOURCE OF FUNDS OO
5.	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e): ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON IN

This amendment No. 2 ("Amendment No. 2") relates to the common stock, par value $0.001 per share (the “Company Common Stock”), of inner Medical Group Inc., a Nevada corporation (the “Company”).  This Amendment No. 2 is being filed jointly by Mr. Jianquan Li (“Mr. Li”) and Ms. Ping Tse (“Ms. Tse”, collectively, the "Reporting Persons") to amend and supplement the Items set forth below of the Reporting Persons' Schedule 13D previously filed with the Securities and Exchange Commission (the “SEC”) on July 25, 2012, as amended on April 2, 2012 (collectively, "Schedule 13D").

ITEM 4.	PURPOSE OF TRANSACTION

Item 4 of the Schedule 13D is hereby amended and supplemented as follows:

On December 7, 2012, the Company held a special meeting of its stockholders (the “Special Meeting”) at Winner Industrial Park, Bulong Road, Longhua, Shenzhen City, 518109, People’s Republic of China. At the Special Meeting, the Company voted in favor of the proposal to approve the agreement and plan of merger, dated as of July 24, 2012 (the “Merger Agreement”), by and among (i) Winner Holding Limited (“Parent”), (ii) Winner Acquisition Inc. (“Merger Sub”), a Nevada corporation and a wholly-owned subsidiary of Parent, and (iii) the Company, pursuant to which Merger Sub is merged with and into the Company, with the Company continuing as the surviving entity and a subsidiary of Parent (the “Merger”).

On December 11, 2012 (the “Effective Time”), pursuant to the terms of the Merger Agreement, Merger Sub merged with and into the Company, with the Company as the surviving corporation in the Merger (the “Surviving Corporation”) and a wholly-owned subsidiary of Parent. Upon the consummation of the Merger, each issued and outstanding Company Common Stock, other than shares of Company Common Stock held by the Company as treasury stock or owned, directly or indirectly by Parent or Merger Sub or any wholly-owned subsidiary of the Company immediately prior to the Effective Time of the Merger, was converted automatically into the right to receive US$4.50 in cash without interest. Shares of the Company Common Stock beneficially owned by Mr. Li and Ms. Tse (collectively, the “Rollover Stockholders”) were contributed to Parent prior to the Effective Time and cancelled in exchange for ownership interests in Glory Ray Holdings Limited, a British Virgin Islands company and the parent company of Parent (“Holdco”).

In addition, at the Effective Time: (1) each restricted stock unit of the Company (the “Company RSU”) pursuant to the Restricted Stock Unit Incentive Plan for the Fiscal Year 2010 – 2011 adopted by the board of directors of the Company on September 8, 2009 (the “Company 2010-2011 RSU Plan”) that was outstanding, whether vested or unvested, was converted into the right to receive the per share merger consideration of $4.50 in cash without interest and net of any applicable withholding taxes, (2) each Company RSU pursuant to the Restricted Stock Unit Incentive Plan for the Fiscal Years 2011-2013 adopted by the board of directors of the Company on October 6, 2011 (the “Company 2011-2013 RSU Plan”), whether vested or unvested, was cancelled and converted into the right to receive one restricted stock unit of Holdco, and (3) each option to purchase the Company Common Stock pursuant to the Equity Incentive Plan for the Fiscal Year 2012-2013 adopted by the board of directors of the Company on November 3, 2011 (the “Company 2012-2013 Incentive Plan”) that was outstanding and vested immediately prior to the effective time of the merger was cancelled and converted into the right to receive cash in an amount equal to the total number of shares of the Company Common Stock subject to each option immediately prior to the Effective Time multiplied by the amount, if any, by which $4.50 exceeds the exercise price payable per share issuable under such option, and each of the options to purchase the Company Common Stock and restricted stock units of the Company pursuant to the Company 2012-2013 Incentive Plan that was outstanding and unvested immediately prior to the Effective Time of the merger was cancelled and converted into the right to receive, as applicable, either (i) one option to purchase one ordinary share of Holdco or (ii) one restricted stock unit of Holdco. The Company 2010-2011 RSU Plan was terminated, and the Company 2011-2013 RSU Plan and the Company 2012-2013 Incentive Plan was assumed by Holdco.

Upon the consummation of the Merger, the Company became a wholly-owned subsidiary of Parent with 100 shares of common stock outstanding (all of which became owned by Parent) and the separate corporate existence of Merger Sub ceased. As a result of the Merger, the Company Common Stock ceased to trade on the NASDAQ Global Market (“NASDAQ”) following the close of trading on December 11, 2012 and became eligible for delisting from NASDAQ and termination of registration pursuant to Rules 12g-4(a)(1) and 12h-3(b)(1)(i) of the Exchange Act.

Pursuant to a certain voting support agreement, dated as of July 24, 2012 (the “Voting Agreement”) by and among the Company, Parent and the Rollover Stockholders, the Rollover Stockholders agreed, among other things, to vote all of the shares of the Company Common Stock beneficially owned by the Rollover Stockholders in favor of the adoption of the Merger Agreement and against any other acquisition proposal with respect to the Company. The information disclosed in this paragraph is qualified in its entirety by reference to the Voting Agreement, a copy of which has been filed as Exhibit 9.1 to the Current Report on Form 8-K filed by the Company with the SEC on July 25, 2012, and is incorporated herein by reference in its entirety as Exhibit 7.02.

Pursuant to a certain contribution agreement among the Rollover Stockholders, Parent and Holdco, dated as of July 24, 2012 (the “Contribution Agreement”), the Rollover Stockholders agreed to contribute to Parent an aggregate of 18,024,134 shares of Company Common Stock in exchange for 24,964,372 ordinary shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution Agreement, a copy of which has been filed as Exhibit 7.05 to the Schedule 13D/A filed by the Reporting Persons on July 25, 2012 and is incorporated herein by reference in its entirety as Exhibit 7.03.

Pursuant to a certain amendment to the Contribution Agreement among the Rollover Stockholders, Parent and Holdco, dated as of December 7, 2012 (the “Contribution Agreement Amendment”), the Rollover Stockholders agreed to contribute to Parent an aggregate of 18,024,134 shares of Company Common Stock in exchange for 24,964 ordinary shares of Holdco. The information disclosed in this paragraph is qualified in its entirety by reference to the Contribution Agreement Amendment, a copy of which has been filed as Exhibit 7.04 and is

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5 of the Schedule 13D is hereby amended and supplemented as follows:

(a) – (b)	As of the date of this statement, the Reporting Persons do not beneficially own any shares of Company Common Stock or have any voting power or dispositive power over any shares of Company Common Stock.

(c)	Except for the transactions described in Item 4, none of the Reporting Persons has effected any transactions in the Company Common Stock during the past 60 days.

(d)	Not applicable.

(e)	December 11, 2012

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

The description in Item 4 of this amendment No. 2 is incorporated herein by reference, and is qualified in its entirety by the full text of the Merger Agreement, which has been filed as Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 25, 2012, and is incorporated herein by reference in its entirety as Exhibit 7.05.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS

Exhibit 7.01	Joint Filing Agreement by and between the Reporting Persons, dated April 2, 2012 (incorporated by reference to Exhibit 7.01 of the Schedule 13D filed by the Reporting Persons on April 2, 2012).

Exhibit 7.02	Voting Agreement by and among the Rollover Stockholders, dated July 24, 2012 (incorporated by reference to Exhibit 9.1 to the Form 8-K filed by the Company on July 25, 2012).

Exhibit 7.03	Contribution Agreement by and among the Rollover Stockholders, Parent and Holdco, dated July 24, 2012 (incorporated by reference to Exhibit 7.05 of the Schedule 13D/A filed by the Reporting Persons on July 25, 2012).

Exhibit 7.04	Contribution Agreement Amendment by and among the Rollover Stockholders, Parent and Holdco, dated December 7, 2012.

Exhibit 7.05	Merger Agreement by and among Parent, Merger Sub and the Company, dated July 24, 2012 (incorporated herein by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K filed on July 25, 2012).

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: December 12, 2012

Jianquan Li

By: /s/ Jianquan Li

Ping Tse

By: /s/ Ping Tse

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